

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2015

<u>Via E-mail</u>
Kent P. Watts
Chief Executive Officer
Hydrocarb Energy Corporation
800 Gessner, Suite 375
Houston, Texas 77024

      Re: Hydrocarb Energy Corporation
             Form 10-K for the Fiscal Year ended July 31, 2014
             Filed November 13, 2014
             File No. 000-53313

Dear Mr. Watts:

We have reviewed your February 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2015 letter.

<u>Form 10-K for the Fiscal Year ended July 31, 2014</u>

<u>Business, page 4</u>

<u>Oil and Gas Reserves, page 6</u>

<u>Changes in Proved Undeveloped Reserves, page 7</u>

1.   We have read your response to prior comment two, including the expanded disclosure on page 7 of the draft Amendment No. 1, indicating proved undeveloped reserve revisions are related to an increase in oil reserves at the Galveston Bay, Texas property. However, you are required to disclose the reasons and circumstances for material revisions in the previous estimates of proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K. For example, this would apply to the revision in the previous estimate

of proved undeveloped oil reserves of 434,354 Bbls or 2,606.1 MMcfe, representing an increase from 174,120 Bbls at July 13, 2013 to 608,474 Bbls at July 31, 2014. Given your disclosure on page 9, indicating that you have not drilled any new wells during the year ended July 31, 2014, you should also disclose the extent to which the increase in proved undeveloped oil reserves is the result of a re-evaluation of previously available technical data rather than the result of new data obtained since July 31, 2013.

2.   Tell us the reason that the overall increase in proved undeveloped reserves of approximately 37.1% appears to result in only a 3% increase in the future development costs, from $41.8 million to $43.1 million as disclosed on page 78.

Acreage, page 10

3.   We note your response to prior comment four, including the disclosure on page 10 of the draft Amendment No. 1, stating the "Company has reported proved undeveloped reserves as a result of existing wells which require major expenditures to develop the reserves" and the "Company's proved undeveloped reserves are located on acreage held by production, as such, the Company has reported no acreage as undeveloped."

The guidance in Item 1208(c)(4) of Regulation S-K, states that undeveloped acreage "encompasses those lease acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas." Therefore, acreage attributable to existing wells that require major expenditures before production of economic quantities of oil or gas may commence, should be reported as undeveloped acreage.

Any acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas, but that is otherwise held by production, would also be deemed to be undeveloped acreage pursuant to this guidance.

Given the foregoing, it appears you will need to revise disclosures relating to your undeveloped acreage, such as the tabular presentation of developed and undeveloped acreage on page 10, and the narrative disclosures relating to the acreage in Texas on pages 6, 10 and 48, to resolve inconsistencies and conform to Item 1208(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

4.   We understand from your response to prior comment seven that you intend to include disclosure in the Form 10-Q that you file for the quarter ended January 31, 2015, to clarify that you discontinued business endeavors in the U.A.E., without having obtained any contracts, notwithstanding the disclosures in the Form 10-Q that you filed for the quarter ended April 30, 2014, stating that you expected to be generating revenue in the U.A.E. in late 2014. Please also clarify the status of these efforts in the amendment to

your annual report for the fiscal year ended July 31, 2014, at the time of the initial filing of this report.

Financial Statements

Supplemental Oil and Gas Information (Unaudited), page 74

Proved Reserves, page 75

5.   We note your response to prior comment eight, including the expanded disclosure on page 75 of the draft Amendment No. 1, relating to the significant changes in reserves due to revisions of previous estimates. We see that you identify the area and properties associated with the revisions. However, you must also explain the reasons and circumstances for the significant changes to comply with FASB ASC 932-235-50-5.

For example, you should address the basis for the revisions associated with the decrease of 5,835 MMcfe in proved reserves for the period ending July 31, 2013 and the increase of 2,538 MMcfe in proved reserves for the period ending July 31, 2014.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Christine P. Spencer
       Chief Accounting Officer